



Proxy Foods, LLC Small Business Bond™

Bond Terms:

Bond Yield: 7.5%
Target Raise Amount: $100,000
Minimum Raise Amount: $25,000

Repayment Period: 3 years (36 months)
Offering End Date: September 15, 2022

Company Details:

Name: Proxy Foods, LLC
      DBA Community Co-Pack NW
Founded: 2011
Address: 7423 SE 68th Avenue
       Portland, OR 97206

Industry: Specialty Foods Manufacturing
Employees: 4
Website: https://www.communitycopacknw.com/

Use of Funds Allocation:

If the maximum raise is met:

$42,500 (42.50%) of the proceeds will go towards hiring staff
$29,000 (29.00%) of the proceeds will go towards equipment
$25,000 (25.00%) of the proceeds will go towards working capital
$3,500 (3.50%) of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 675 Followers





Business Metrics:

	FY21	YTD 4/30/2022
Total Assets	$132,370	$157,412
Cash & Cash Equivalents	$120,423	$151,200
Accounts Receivable	-$2,512	$1,606
Short-term Debt	$0	$0
Long-term Debt	$50,000	$40,200
Revenue	$443,372	$25,043
Cost of Goods Sold	$0	$0
Taxes	$0	$0
Net Income	$142,370	$25,043

Recognition:

Proxy Foods, LLC (DBA Community Co-Pack NW) is a low-barrier contract manufacturer that incubates and scales BIPOC- and women-led businesses. They are activating a community-oriented production facility that flips the narrative on the co-packing experience and centers it on the maker. Through this work, they foster a more equitable and inclusive consumer products industry.

About:

Proxy Foods, LLC has been in business since 2012 as a consumer products consulting business. However, when founder Christopher Bailey saw a need for low-barrier contract manufacturing in late 2020, he shifted the business' focus. Chris is a micro-enterprise developer with the Portland Mercado, the Northwest's only Latino market hall and business incubator. He has worked with 50+ businesses to help take their ideas to the marketplace. For his work with the Portland Mercado he was awarded a Willamette Week Skidmore Prize. As an entrepreneur, he has developed a line of products for New Seasons Market and has won a 2019 Good Food Award. Prior to his role at Mercado he specialized in operations and logistics as a national expansion manager with Dinner Lab, a startup recognized by Fast Company as "most innovative" in the food and hospitality sector, and worked as a research chef in product and process development at Oregon State University's Food Innovation Center. He also does food product design with New Seasons Market, developing a line of value-added products under their partner brand banner. Chris serves on the board of directors for Built Oregon and an advisory committee member for Oregon Entrepreneurs Network. He is also a member of the Good Food Foundation's Equity Task Force, building equitable practices into various areas of the craft food industry.

For more information, contact our Customer Support Team at support@thesmbx.com

